UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): December 10, 2002

N A V I S T A R   I N T E R N A T I O N A L   C O R P O R A T I O N
(Exact name of registrant as specified in its charter)

Delaware	1-9618	36-3359573
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(I.R.S. Employer Identification No.)

4201 Winfield Road, P.O. Box 1488, Warrenville, Illinois	60555
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (630) 753-5000

ITEM 5. OTHER EVENTS

On December 10, 2002, the Registrant issued the press release, which is attached as Exhibit 99.1 to this Report and incorporated by reference herein.

ITEM 7. FINANCIAL STATEMENTS AND EXHIBITS

(c)   Exhibits

Exhibit No.	Description	Page
99.1	Press Release dated December 10, 2002	E-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NAVISTAR INTERNATIONAL CORPORATION
                        Registrant

Date: December 10, 2002   /s/ Mark T. Schwetschenau
                                    Mark T. Schwetschenau
                                    Vice President and Controller
                                    (Principal Accounting Officer)

INDEX TO EXHIBITS

Exhibit No.	Description	Page
99.1	Press Release dated December 10, 2002	E-1

Exhibit 99.1

NEWS RELEASE

Media Contact: Roy Wiley   630-753-2627
Investor Contact: Ramona Long   630-753-2406

NAVISTAR TO ISSUE $190 MILLION IN SENIOR CONVERTIBLE BONDS; PROCEEDS WILL BE USED TO REPAY EXISTING DEBT

WARRENVILLE, Ill. – December 10, 2002 – Navistar International Corporation (NYSE: NAV) announced today that it plans to issue $190 million in senior convertible bonds, subject to market and certain other conditions.

Of the net proceeds, $100 million will be used to repay the aggregate principal amount of existing 7.0 percent senior notes due February 1, 2003. The remaining funds will be used to repay other existing debt.

The securities offered will not be or have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Simultaneous with the issuance of the convertible bonds, Navistar plans to enter into two derivative contracts, the consequences of which will be to eliminate share dilution associated with the convertible debt from the conversion price of the bond up to a 100 percent premium over the share price at issuance. The maturity and terms of the derivatives match the maturity of the convertible bonds. These contracts are not expected to affect earnings per share.

In connection with this arrangement, the seller of the derivative has informed Navistar that it intends to purchase Navistar common shares in open-market transactions upon completion of the distribution of the convertible bonds.

Headquartered in Warrenville, Ill., Navistar International Corporation (NYSE: NAV) is the parent company of International Truck and Engine Corporation, a leading producer of mid-range diesel engines, medium trucks, heavy trucks, severe service vehicles and a provider of parts and service sold under the International® brand. IC Corporation, a wholly owned subsidiary, produces school buses. The company also is a private label designer and manufacturer of diesel engines for the pickup truck, van and SUV markets. Additionally, through a joint venture with Ford Motor Company, the company builds medium commercial trucks and sells truck and diesel engine service parts. International Truck and Engine has the broadest distribution network in the industry. Financing for customers and dealers is provided through a wholly owned subsidiary. Additional information can be found on the company's web site at www.internationaldelivers.com